VINCI

Rueil, 7 june 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

02042147

Attention: Felicia H. Kung
Special Counsel, Office of International Corpora

SUPPL

02 JUN 20

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Consolidated net sales in first quarter 2002
- Vinci signs a new contract in Egypt

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Christian Labeyrie
Chief Financial Officer

dlw 7/3

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 844 978 890 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

Rueil-Malmaison, 15 May 2002

PRESS RELEASE

CONSOLIDATED NET SALES IN FIRST QUARTER 2002

- **Strong business growth in concessions and services**
- **Acceleration of the company's international development**
- **Stabilisation of net sales in France at a high level**
- **Good overall prospects for the year 2002**

VINCI's consolidated net sales in the first quarter of 2002 came to 3.83 billion euros, representing growth of 3.2% over the first quarter of the previous year.

The changes in scope of consolidation, which account for additional net sales of approximately 170 million euros in the quarter, are consistent with the company's strategic thrust. The strategic orientation consists of favouring business in recurrent services that offer good visibility in high-growth and strong value-added markets, and that strengthen the company's international presence.

The newly consolidated companies are WFS, North American leader in airport services and a specialist in cargo handling, Austrian company TMS, which designs and installs automated industrial manufacturing systems, and Crispin & Borst, a company specialising in the maintenance of buildings in the London region.

On a like-for-like basis (scope of consolidation and exchange rates), net sales were generally stable (down 0.9%).

In France, the trend that emerged at the end of 2001 continued, and net sales were slightly down (2.7% on a like-for-like basis) in comparison with the very high level recorded in the first quarter of the previous year, especially in roads and energy and information.

On the other hand, net sales outside France were up 2.4% on a like-for-like basis, reflecting strong growth in concessions (14%), a good performance by VINCI Construction, and the first perceptible effects of recovery in road business in Germany.

In total, net sales generated outside France exceeded 1.5 billion euros, representing a real increase of almost 15% in comparison with the first quarter of 2001, when the impact of the previously mentioned newly consolidated companies is included. Non-French business now accounts for almost 40% of total net sales.

Concessions and Services (actual: +35.5%; like-for-like: +7.6%)

Net sales for the Concessions business sector came to 417 million euros, representing an increase of 35.5% over the first quarter of 2001. On a like-for-like basis, the increase in net sales amounted to 7.6%.

Over the quarter, Cofiroute posted an increase of 12% in net sales to 160 million euros, reflecting a 4.4% increase in traffic on a like-for-like network basis, the impact of opening of new sections (A28, A85) completed in the course of 2001, and also the impact of price increases applied in March 2002. In the previous year, price increases did not take effect until April.

VINCI Park's business remained stable on a like-for-like basis. The growth of its international operations (almost 8%) made it possible to offset the weaker demand in France (down 3%), where the use of certain parking facilities in commercial areas was adversely affected in the aftermath of the 11 September attacks.

Net sales in airport services at 122 million euros include 101 million euros for WFS, which is consolidated since October 2001: the recovery in airport services started in December 2001 and continued into the first quarter of 2002, but has not yet come back to the level of the first quarter of 2001.

Energy and Information (actual: +1.8%; like-for-like: -4.5%)

The quarterly net sales of GTIE amounted to 691 million euros, slightly up on an actual basis, due to the first consolidation of TMS.

In France, net sales remained stable on a like-to-like basis (down 2% to 487 million euros), in comparison with the high level attained in the first quarter of 2001. Despite the market slowdown observed in telecommunications and in some industrial sectors, commercial activity continues to head in the right direction, with confirmed orders in excess of forecast levels in most subsidiaries.

Outside France, the 11% drop in net sales to 204 million euros on a like-for-like basis is the result of divergent trends: a decline in Northern Europe, offset in part by a slight rise in Germany.

Roads (actual: -9.1%; like-to-like: -8.9%)

In France, after the strong growth experienced over the two previous financial years (almost 20% in total), the 15% decline in Eurovia's net sales to 556 million euros in the first quarter of 2002 reflects the market's return to a level comparable to that of the preceding period.

This trend, which had already been anticipated by Eurovia in 2001 on the occasion of its operational merger with EJL, can not be extrapolated to the year as a whole, due principally to seasonal factors.

In line with trends observed in the road sector as a whole, and on the basis of current commercial prospects, the most recent forecast for the full year calls for a limited downturn in business.

In Germany, after several years of recession, net sales are up 8%, and this trend is supported by an increase in confirmed orders in a market that is getting healthier. Outside Germany and France, business remains at a sustained level (up 1.1% in comparison with 2001) in most countries of Europe and North America. Eurovia's total net sales outside France rose 2.4% to 387 million euros.

Construction (actual: +4.8%; like-to-like: +2.8%)

In France, where VINCI Construction posted stable net sales of 897 million euros, the building business was sustained, especially in the Paris and south-east regions. Conversely, net sales were down in civil engineering and in earthworks due to the completion of several projects (the Télia contract in particular), the delay in the awarding of work on the TGV East, and the provisional shutdown of the A86 east tunnel work site. The negative impact was partially offset by the coming on stream of the Havre-Port 2000 project.

Outside France, net sales grew substantially (8.4% on a like-for-like basis) to 743 million euros, reflecting the dynamism of VINCI Construction's operations in Europe, especially the UK, and in French-speaking Africa, as well as Freyssinet's growth in its specialised business lines. Conversely, major projects business was down almost 20%.

The consolidated order backlog (excluding concessions) stood at 11.5 billion euros on 31 March 2002, representing a 5% rise over 12 months. This amounts to approximately nine months of business on an annual basis.

Under these circumstances, while continuing to apply its policy of selective order taking, VINCI maintains its financial targets for 2002.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 30 07 / Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

This communiqué is available in English, French and German
on the VINCI web site: www.vinci.com

VINCI
Public Limited Company ("Société Anonyme") with a capital stock of 844,978,890 euros
Head Office: 1, Cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 March 2002

(in millions of Euros)

	31 March 2002	31 March 2001	Variation 2002/2001	
			actual	like with like
CONSOLIDATED NET SALES				
Concessions and Services	**417.0**	**307.6**	**35.5%**	**7.6%**
Energy and Information	**690.5**	**678.2**	**1.8%**	**(4.5%)**
Roads	**942.8**	**1,036.7**	**(9.1%)**	**(8.9%)**
Construction	**1,640.2**	**1,565.1**	**4.8%**	**2.8%**
Miscellaneous and double counts	**138.8**	**123.7**		
Total	**3,829.2**	**3,711.3**	**3.2%**	**(0.9)**
Of which France				
Concessions and Services	280.8	265.2	5.9%	6.7%
Energy and Information	487.0	500.0	(2.6%)	(1.9%)
Roads	556.0	656.3	(15.3%)	(15.5%)
Construction	897.6	908.6	(1.2%)	(1.3%)
Miscellaneous and double counts	98.2	62.3		
Total	**2,319.6**	**2,392.5**	**(3.0%)**	**(2.7%)**
Of which outside France				
Concessions and Services	136.1	42.5	ns	14.0%
Energy and Information	203.6	178.2	14.2%	(11.5%)
Roads	386.8	380.4	1.7%	2.4%
Construction	742.6	656.5	13.1%	8.4%
Miscellaneous and double counts	40.5	61.4		
Total	**1,509.6**	**1,318.9**	**14.5%**	**2.4%**

Rueil-Malmaison, 5 June 2002

PRESS RELEASE

VINCI signs a new contract in Egypt

On June 1, 2002, VINCI and the Egyptian Ministry of Water Resources and Irrigation signed a contract for the construction of the Naga Hammadi dam in Egypt.

The contract is worth 225 million euros and the work will be done by a consortium made up, in equal parts, of VINCI Major Projects Construction (the lead company), Bilfinger Berger and Orascom, the number one private Egyptian construction company. The work starts immediately and is expected to last 6 years.

Located on the Nile, about 150 kilometres north of Luxor, the new Naga Hammadi dam, a solid concrete gravity dam, will replace an existing dam, that was built at the beginning of the last century 2 kilometres upstream of the new site, and that will constitute part of the future dammed up area. The aim of the project is to control the flow of the Nile, to retain water for irrigation, and to produce electricity (64 MW generated by four 16 MW turbines). The dam will be fitted with two locks to allow for river traffic.

The financing of the project is being provided by the EIB, KfW and the Egyptian government.

This new contract is a significant addition to the Group's many projects in Egypt, where it has been active for more than a century. In 2001, VINCI Major Projects Construction delivered the El Azhar vehicular tunnels in Cairo and the Aïn Sukhna mill. It has also won a new contract for the third extension of line 2 of the Cairo underground, after having built line 1.

Press Officer: Virginie Christnacht
Tel.: +33.1.47.16.31.82
Fax: +33.1.47.16.33.88
e-mail: vchristnacht@vinci.com
www.vinci.com